Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
("Randgold Resources" or the "Company")

Jersey, Channel Islands, 2 October 2018

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER

Rules 8.1 and 8.2 of the Takeover Code (the “Code”)

1.       KEY INFORMATION

(a)	Full name of discloser:	Randgold Resources Limited
(b)	Owner or controller of interests and short positions disclosed, if different from 1(a):
	The naming of nominee or vehicle companies is insufficient. For a trust, the trustee(s), settlor and beneficiaries must be named.	-
(c)	Name of offeror/offeree in relation to whose relevant securities this form relates:	Barrick Gold Corporation
Use a separate form for each offeror/offeree
(d)	Is the discloser the offeror or the offeree?	OFFEREE
(e)	Date position held:	Monday 1 October 2018
The latest practicable date prior to the disclosure
(f)	In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer?	No
If it is a cash offer or possible cash offer, state “N/A”

2.       POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:
		Interests		Short positions
		Number	%	Number	%
(1)	Relevant securities owned and/or controlled:	Nil	-	Nil	-
(2)	Cash-settled derivatives:	Nil	-	Nil	-
(3)	Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	-	Nil	-
TOTAL:		Nil	-	Nil	-

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.	POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe (including directors’ and other employee options) of any person acting in concert with the party to the offer making the disclosure:

(a) Interests in Barrick Gold Corporation’s (Barrick) ordinary shares held by the directors of Randgold Resources Limited and their close relatives and related trusts:

Nil

(b) Interests in Barrick’s ordinary shares held by connected advisers of Randgold Resources Limited:

Barclays Bank plc:

Class of relevant security:		Ordinary NPV
		Interests		Short Positions
		Number	(%)	Number	(%)
(1)	Relevant securities owned
	and/or controlled:	1,026,022	0.09%	13,601	0.00%

(2)	Cash-settled derivatives:
		0	0.00%	0	0.00%

(3)	Stock-settled derivatives (including options)
	and agreements to purchase/sell:	501,900	0.04%	3,608,000	0.31%

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:

Irrevocable commitments and letters of intent should not be included. If there are no such agreements, arrangements or understandings, state “none”

None

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:

(i)       the voting rights of any relevant securities under any option; or

(ii)      the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

None

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	YES
Supplemental Form 8 (SBL)	NO

Date of disclosure:	Tuesday 2 October 2018
Contact name:	Martin Welsh
Telephone number:	+44 1534 60 37 05

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com